Mail Stop 3561

      	January 9, 2006


Via U.S. Mail

James J. Unger
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO  63301

Re: 	American Railcar Industries, Inc.
	Amendment no. 1 to Registration Statement on Form S-1
	Filed January 4, 2006
	File No. 333-130284

Dear Mr. Unger,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Page references are to the marked copy you provided.

Dilution, page 45
1. Reference is made to the paragraph beginning with the sentence "An increase (or decrease) from the assumed initial public offering price from the assumed initial public offering price of $17.00 per share by
$1.00 would increase (or decrease)...," on page 46 in which you indicate that the average price per share paid by all shareholders would increase (or decrease) by $.93. We are unable to determine how you calculated the impact on the average price per share paid by all shareholders in the event of a $1 per share change in the public offering price. In this regard, please tell us how you have calculated this amount and provide us with your supporting calculation(s).


Condensed Consolidated Balance Sheets, page F-33
2. Please revise the pro forma balance sheet presented as of September 30, 2005 to also give effect to the accumulated and unpaid dividends on the new preferred stock of $9.3 million that will also
be paid from the offering proceeds.
3. Also, since the redemption of the new preferred stock and related
dividends is to be paid out of the proceeds of the offering, rather
than from the current year`s earnings, please revise to disclose pro
forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the number of shares whose proceeds would be required to fund the redemption. Refer to the guidance outlined in SAB Topic 1:B:3. Your Summary Consolidated Financial Data on page 11 and your Selected Financial Data on page 48 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

Other
4. In the event of a delay in the effectiveness of your registration statement, please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.
5. Please include currently dated consents from your independent accountants in any future amendments to the Form S-1 registration statement.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements
and
related matters.  Please contact Rolaine Bancroft at (202) 551-
3313
or me at (202) 551-3454 with any other questions.

      Regards,



      Sara D. Kalin
      	Branch Chief-Legal


cc:	Philip J. Flink, Esq.
      Brown Rudnick Berlack Israels LLP
	via facsimile:  (617) 856-8201

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James J. Unger
American Railcar Industries, Inc.
January 9, 2006
Page 1